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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2003

 STOLT-NIELSEN S.A.
(Translation of registrant's name into English)

c/o Stolt-Nielsen Limited
Aldwych House
71-91 Aldwych
London WC2B HN
ENGLAND
(Address of principal executive offices)

        In accordance with General Instruction B, item (iii), included in this filing of Form 6-K are the following materials regarding Annual General Meeting for Stolt-Nielsen S.A., a Luxembourg company, to be held on May 8, 2003:

  1.
  Chairman's letter dated April 8, 2003 inter alia advising of the Annual General Meeting.

  2.
  Notice of Annual General Meeting dated April 8, 2003, with (i) biographies of Director nominees and (ii) unconsolidated financial statements of the Company (including Statutory Auditors' Report and Directors' Report) forming a part thereof.

  3.
  Depositary's Notice (of Citibank, N.A.) re Annual General Meeting of Stolt-Nielsen S.A.

  4.
  Blank form of front and back Proxy Card/Voting Instructions for American Depositary Shares (ADSs).

The above materials, together with the Annual Report to Shareholders in respect of the Company and its subsidiaries on a consolidated basis, were mailed on April 14, 2003 by Citibank, N.A. to all holders of American Depositary Shares (ADSs) (each of which represents one Common Share of the Company) of record as of March 20, 2003.

2

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 17, 2003	STOLT-NIELSEN S.A.
	By:	/s/ ALAN B. WINSOR
Alan B. Winsor, Attorney-in-Fact

3

Stolt-Nielsen S.A.

c/o Stolt-Nielsen Ltd. Aldwych House 71-91 Aldwych London WC2B 4HN United Kingdom	Tel: 44 20 7 611 8960 Fax: 44 20 7 611 8965 www.stolt-nielsen.com

April 8, 2003

DEAR SHAREHOLDER:

        The Annual General Meeting of Shareholders of Stolt-Nielsen S.A. will be held on Thursday, May 8, 2003 at 2:00 p.m. at the offices of Services Généraux de Gestion S.A., 23, avenue Monterey, L-2086 Luxembourg.

        Due to the fact that the Company is a Luxembourg holding company, our affairs are governed by the provisions of the Luxembourg Company Law. Under these provisions and the provisions of the Company's Articles of Incorporation, the Annual General Meeting relates to and considers matters of a more formal nature, including the affairs of the holding Company on an unconsolidated basis. The matters to be addressed at the Annual General Meeting are restricted to those on the attached Notice.

        Enclosed with this mailing is the Notice of Annual General Meeting of Shareholders, Proxy Card for Common Shares relating thereto, together with the 2002 Annual Report to Shareholders. Common Shareholders of record at the close of business on March 20, 2003 will be entitled to vote at the Annual General Meeting.

        If you wish your Common Shares to be voted at the Annual General Meeting, please promptly sign, date, and return the enclosed Proxy Card to assure that they will be received in time.

        The Company's Board of Directors recommends that you vote in favor of the matters to be considered at the meeting.

                      Sincerely,

                      JACOB STOLT-NIELSEN
                       Chairman of the Board

Registered Office: 23, avenue Monterey, L-2086 Luxembourg, Société Anonyme Holding, R.C. Luxembourg B. 12179

Stolt-Nielsen S.A.

Société Anonyme Holding R. C. Luxembourg B. 12179 Registered office: 23, avenue Monterey L-2086 Luxembourg	Mailing address: c/o Stolt-Nielsen Ltd. Aldwych House 71-91 Aldwych London WC2B 4HN United Kingdom

NOTICE OF ANNUAL GENERAL MEETING
OF SHAREHOLDERS ON MAY 8, 2003

         The Annual General Meeting of Shareholders of Stolt-Nielsen S.A. (the "Company") will be held at the offices of Services Généraux de Gestion S.A., 23, avenue Monterey, L-2086 Luxembourg, on Thursday, May 8, 2003 at 2:00 p.m., for the following purposes:

          (1)  To approve the holding of the Annual General Meeting on May 8, 2003, in variation from the date (third Thursday in April) set forth in Article 24 of the Articles of Incorporation;

          (2)  To consider (i) the Report of Deloitte & Touche, Luxembourg, Statutory Auditors of the Company, and (ii) the Report by the Board of Directors of the Company in respect of the financial statements of the Company for the fiscal year ended November 30, 2002;

          (3)  To approve the unconsolidated balance sheet and statement of profit and loss of the Company for the fiscal year ended November 30, 2002;

          (4)  To approve the consolidated balance sheet and statement of income of the Company for the fiscal year ended November 30, 2002;

          (5)  To approve the determination of dividends of the Company for the fiscal year ended November 30, 2002, namely (i) approval of interim dividend declared on November 14, 2002 and paid on December 18, 2002, (ii) approval of the recommendation of the Board of Directors of the Company of payment of a final dividend of Twelve and One-Half Cents (U.S. $.125) per Common Share, payable on May 28, 2003 to Shareholders of record as of May 14, 2003 and (iii) transfer of all undistributed profits to the retained earnings of the Company;

          (6)  To discharge the Board of Directors and Statutory Auditors of the Company in respect of the proper performance of their duties for the fiscal year ended November 30, 2002;

          (7)  To authorize the Company, or any wholly-owned subsidiary, to purchase Common Shares of the Company, from time to time in the open market and in privately negotiated transactions, at a price reflecting such open market price and on such other terms as shall be determined by the Board of Directors of the Company, provided such purchases are in conformity with Article 49-2 of the Luxembourg Company Law, such authorization being granted for purchases completed on or before August 31, 2004;

          (8)  To elect eight directors of the Company to hold office until the next Annual General Meeting of Shareholders and until their respective successors have been duly elected and qualified (list of nominees attached); and

          (9)  To elect the Auditors of the Company for a term to expire at the next Annual General Meeting of Shareholders.

        The Board of Directors of the Company has determined that Common Shareholders of record at the close of business on March 20, 2003 will be entitled to vote at the aforesaid meeting and at any adjournments thereof.

                      JACOB STOLT-NIELSEN
                       Chairman of the Board

Dated: April 8, 2003

To assure your representation at the Annual General Meeting, you are hereby requested to fill in, sign, date and return the Proxy Card delivered herewith in the return envelope provided for such purpose. The giving of such Proxy will not affect your right to revoke such Proxy or vote in person should you later decide to attend the meeting.

BIOGRAPHIES OF NOMINEES FOR DIRECTOR

Jacob Stolt-Nielsen

        Mr. Jacob Stolt-Nielsen has served as Chairman of the Company since he founded it in 1959. He also serves as Chairman of the Board of Directors of Stolt Offshore S.A. He held the position of Chief Executive Officer of Stolt-Nielsen S.A. from 1959 until 2000. He was trained as a shipbroker and worked in that capacity in London and New York prior to founding the Company. He holds a degree from Handelsgymnasium, Haugesund, Norway. He is a Norwegian citizen.

Niels G. Stolt-Nielsen

        Mr. Niels G. Stolt-Nielsen has served as a Director of the Company since 1996 and as Chief Executive Officer since 2000. He serves as a Director of Stolt Offshore S.A. and served as Interim Chief Executive Officer, Stolt Offshore S.A. from September 2002 until March 2003. He has served as Chairman, Stolt Sea Farm since January 2003 and held the position of Chief Executive Officer, Stolt Sea Farm from 1996 until September 2001. In 1994 he opened and organized the Company's representative office in Shanghai. He joined the Company in 1990 in Greenwich, CT, working first as a shipbroker and then as a round voyage manager. Mr. Stolt-Nielsen graduated from Hofstra University in 1990 with a BS degree in Business and Finance. Mr. Niels G. Stolt-Nielsen is the son of Mr. Jacob Stolt-Nielsen. He is a Norwegian citizen.

Kinichi Hirayama

        Mr. Hirayama has served as Director of the Company since 2000. Mr. Hirayama is presently Chairman and Chief Executive Officer of Nippon Yusen Kaisha ("NYK") Line (North America) Inc. and Senior Managing Director of NYK Line. He joined NYK Line in 1965 and has worked in both Japan and the U.S.A. in various positions within NYK. He is a graduate of Keio University where he majored in Economics. He is a Japanese citizen

Erling C. Hjort

        Mr. Hjort has served as a Director of the Company since 1995. He is a graduate of the Faculty of Law at the University of Oslo. In 1964 he joined the Norwegian law firm, Wikborg, Rein & Co. in Oslo, where he was admitted to the bar in the same year. In 1970 he was admitted to the bar of the Norwegian Supreme Court and in 1993 he became the Senior Partner in Wikborg, Rein & Co. He is a Norwegian citizen.

Christer Olsson

        Mr. Olsson has served as a Director of the Company since 1993. He is President and CEO of Wallenius Lines AB and Chairman of WalleniusWilhelmsen Lines A/S. He also serves as Chairman of UECC and the Swedish Club, Vice Chairman of Gorthon Lines AB and a Director of B&N AB, Atlantic Container Line AB and the Swedish Shipowners Association. He received his BLL degree from Stockholm University. He is a Swedish citizen.

Jacob B. Stolt-Nielsen

        Mr. Jacob B. Stolt-Nielsen has served as a Director of the Company since 1995. In 2000, he founded and currently serves as Chief Executive Officer of SeaSupplier Ltd. From 1992 until 2000 he held the position of President, Stolthaven Terminals, with responsibility for the Company's global tank storage business. He joined the Company in 1987 and served in various positions in Oslo; Singapore; Greenwich, CT; Houston, TX; and London. Mr. Stolt-Nielsen graduated from Babson College in 1987 with a BS degree in Finance and Entrepreneurial studies. Mr. Jacob B. Stolt-Nielsen is the son of Mr. Jacob Stolt-Nielsen. He is a Norwegian citizen.

Christen Sveaas

        Mr. Sveaas has served as a Director of the Company since May 2002. He is a private investor and chairs his own investment company, Kistefos AS, which has investments in shipping, offshore services, real estate and venture capital. He is a director of Orkla ASA and HemoCue AB, and is a senior advisor to the international investment firm EQT Scandinavia and EQT Northern Europe Limited. He is also a member of the Board of Representatives of Storebrand ASA, and Member of the Dean's Council, John F. Kennedy School of Government, Harvard University. He has a Lic.Oec. HSG-degree from the University of St. Gall, Switzerland. He is a Norwegian citizen.

Christopher J. Wright

        Mr. Wright has served as a Director of the Company since May 2002. He served as President and Chief Operating Officer of the Company from 1986 to December 2001. He was employed by British Petroleum plc ("BP") from 1958 until the time he joined the Company. He held a variety of positions at BP working in Scandinavia, Asia, the U.S.A. and London. Mr. Wright holds a Masters degree in History from Cambridge University. He is a British citizen.

STOLT-NIELSEN S.A.

DIRECTORS' REPORT FOR 2002 AND ANNUAL ACCOUNTS

FOR THE YEARS ENDED NOVEMBER 30, 2002 and 2001

TOGETHER WITH AUDITORS' REPORT

Deloitte & Touche SA
Assurance, Accounting
and Advisory Services, Tax Services,
Financial Advisory Services
3, Route d'Arlon
L-8009 Strassen
B.P. 1173
L-1011 Luxembourg
Tel: (+352) 451 451
Fax: (+352) 451 452 401
www.deloitte.lu

To the Shareholders of
Stolt-Nielsen S.A.
LUXEMBOURG

INDEPENDENT AUDITOR'S REPORT

        Following our appointment at the General Meeting of the shareholders on October 17, 2002, we have audited the accompanying annual accounts of Stolt-Nielsen S.A. (the "Company") for the year ended November 30, 2002. These annual accounts are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these annual accounts based on our audit and to verify the consistency of the management report with the annual accounts. The annual accounts of the Company as of November 30, 2001, were audited by another auditor whose report dated March 1, 2002, expressed an unqualified opinion.

        We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the annual accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the annual accounts. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors, as well as evaluating the overall annual accounts presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the accompanying annual accounts give, in conformity with the Luxembourg legal and regulatory requirements, a true and fair view of the financial position of Stolt-Nielsen S.A. as at November 30, 2002 and of the result of its operations for the year then ended.

        The management report is consistent with the annual accounts.

DELOITTE & TOUCHE
Independent Auditor

G. Kioes	V. Moayed
Partner	Partner
April 3, 2003

Société Anonyme RC Luxembourg B67.895

STOLT-NIELSEN S.A.
Société Anonyme Holding
23, avenue Monterey
L-2086 Luxembourg

Report of the Board of Directors to the Annual General Meeting of
Stolt-Nielsen S.A.
to be held at Services Généraux de Gestion S.A.,
23, avenue Monterey, L-2086 Luxembourg
May 8, 2003

Gentlemen:

        We are pleased to submit for your approval the Balance Sheet as of November 30, 2002 and Statement of Profit and Loss for the year ended November 30, 2002.

        The investment in subsidiaries amounted to U.S. $315,712,097 at November 30, 2002. Dividends declared by and receivable from subsidiaries at November 30, 2002 amounted to U.S. $7,925,000.

        Dividends from subsidiaries during the year ended November 30, 2002 amounted to U.S. $15,775,000. Other income totaled U.S. $385,161 and expenses were U.S. $385,161. Therefore, the 2002 financial year ended with net income of U.S. $15,775,000 and the 2001 financial year ended with net income of U.S. $15,750,000.

        On May 2, 2002, the Company declared a final dividend for 2001 of U.S. $7,829,597. This amount was paid out of retained earnings on May 29, 2002. Taking into account the retained earnings from 2001 of U.S. $133,015 and current year earnings of U.S. $15,775,000, retained earnings to be carried forward are U.S. $8,078,418. Additionally, the Company paid an advance dividend for 2002 of U.S. $7,908,072 on December 18, 2002.

        We request that you approve the full allocation of the 2002 profit of U.S. $15,775,000 to retained earnings. We also request you to approve the determination of dividends for the fiscal year ended November 30, 2002, namely (i) approval of the advance dividend of twelve and one-half cents ($0.125) per share paid on December 18, 2002, and (ii) approval of the recommendation of the Board of Directors of payment of a final dividend of twelve and one-half cents ($0.125) per share payable out of retained earnings on May 28, 2003 to shareholders of record as of May 14, 2003.

        By special vote we ask you to discharge the Directors and the Statutory Auditors of the Company for the year ended November 30, 2002.

        Furthermore, we request that you re-elect Deloitte & Touche, Luxembourg as Independent Auditors of the Company for a term of one year.

        Finally, we request you to elect as Directors of the Company Mr. Jacob Stolt-Nielsen, Mr. Niels G. Stolt-Nielsen, Mr. Jacob B. Stolt-Nielsen, Mr. Kinichi Hirayama, Mr. Erling C. Hjort, Mr. Christer Olsson, Mr. Christen Sveaas and Mr. Christopher J. Wright.

ERLING C. HJORT	CHRISTER OLSSON
April 3, 2003

STOLT-NIELSEN S.A.

BALANCE SHEETS AS OF NOVEMBER 30, 2002 and 2001

(Currency—U.S. Dollars)

	2002	2001
ASSETS
FINANCIAL ASSETS:
Investment in subsidiaries, at cost (Note 2b)	$315,712,097	$315,712,097
CURRENT ASSETS:
Dividends receivable from subsidiaries	7,925,000	7,925,000
Receivables from subsidiaries (Note 2c)	169,382,905	168,996,427
Cash and time deposits (Note 2f)	49,245	9,403

	$493,069,247	$492,642,927

LIABILITIES
SHAREHOLDERS' EQUITY:
Founder's shares, no par value— 30,000,000 shares authorized, 15,659,549 and 15,651,639 shares issued and outstanding in 2002 and 2001, respectively, at stated value (Note 3)	$—	$—
Common shares, no par value— 120,000,000 shares authorized, 62,638,197 and 62,606,559 shares issued and outstanding in 2002 and 2001, respectively, at stated value (Note 3)	62,638,197	62,606,559
Paid-in surplus	359,847,171	359,538,648
Legal reserve (Note 6)	6,263,857	6,260,693
Retained earnings (Note 4)	(7,696,582)	(7,722,518)
Advance dividend (Note 2d,5)	(7,908,072)	(7,894,467)

	413,144,571	412,788,915
COMMITMENTS AND CONTINGENCIES (Note 9)
CURRENT LIABILITIES:
Other payables and accrued liabilities	402,098	300,955
Payable to subsidiaries (Note 2c)	63,747,578	63,803,057
NET INCOME	15,775,000	15,750,000

	$493,069,247	$492,642,927

See notes to financial statements.

STOLT-NIELSEN S.A.

STATEMENTS OF PROFIT AND LOSS

FOR THE YEARS ENDED NOVEMBER 30, 2002 and 2001

(Currency—U.S. Dollars)

	2002	2001
INCOME
Dividend income from subsidiaries	$15,775,000	$15,750,000
Cost reimbursement	385,140	309,606
Interest income	21	—

	16,160,161	16,059,606

EXPENSES
Administrative and general expenses (Note 2e)	385,161	309,606

NET INCOME	$15,775,000	$15,750,000

See notes to financial statements.

STOLT-NIELSEN S.A.

NOTES TO THE FINANCIAL STATEMENTS

AS OF NOVEMBER 30, 2002 and 2001

(Currency—U.S. Dollars)

1. CORPORATE STRUCTURE AND MANAGEMENT

        Stolt-Nielsen S.A. ("SNSA" or the "Company") is a finance holding company incorporated in Luxembourg on July 5, 1974. The registered address of the Company is 23, avenue Monterey, L-2086 Luxembourg. The registered number of the Company is R.C. Luxembourg B.12.179. During the fiscal years ended November 30, 2002 and 2001, the Company held direct and indirect investments in various subsidiaries throughout the world which transport, store and distribute bulk liquid chemicals, edible oils and other specialty liquids as well as subsidiaries in the seafood and offshore contracting industries and in other subsidiaries which provide management and agency services to specified subsidiaries in the group.

        The Company is reimbursed by its subsidiaries for certain administrative and general expenses incurred on behalf of the subsidiaries.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        The financial statements have been prepared using generally accepted accounting principles in Luxembourg, including the following significant policies:

(a)
Format of financial statements

        The Company keeps its books and records in U.S. Dollars. In accordance with Article 205 of the law of May 4, 1984, the financial statements are presented with certain modifications to the legal format requirements. In the opinion of the Directors, this is necessary in order to present the financial position and results of the Company to the reader with the utmost clarity.

        The Company also prepares consolidated financial statements in conformity with the Seventh Directive of the European Union. Copies of these financial statements are available at the registered office of the Company.

(b)
Investment in subsidiaries

        The Company accounts for its investment in its wholly owned subsidiaries at historical cost. The direct subsidiaries of the Company are as follows:

Name	Country	Historical Cost
Stolt-Nielsen Limited	Bermuda	$16,556
Stolt-Nielsen Transportation Group Limited (formerly Stolt Parcel Tankers, Inc.)	Liberia	$315,695,541

        The aggregate Company interest in the underlying equity of direct and indirect subsidiaries was approximately $1,086 million at November 30, 2002 (2001—$1,203 million). Although certain subsidiaries within the group have deficits in shareholders' equity, the assets of other subsidiaries in the group are available to meet these obligations. In the opinion of the Directors, there is no permanent impairment in the carrying value of the above investments.

        The Company recognizes dividend income from subsidiaries when such dividends are declared by the respective subsidiaries.

(c)
Amounts due to and from subsidiaries

        The classification of receivables from, and payables to, subsidiaries at November 30, 2002 and 2001 was based upon management's estimate of the dates of settlement of these accounts.

(d)
Advance dividend and Annual General Meeting actions

        Until such time as the shareholders have approved the disposition of advance dividends at the Annual General Meeting, the Company records such advance payments as a deduction from shareholders' equity.

(e)
Administrative and general expenses

        Administrative and general expenses principally included fees paid to Directors of $221,363 and $75,000 in 2002 and 2001, respectively, costs associated with meetings of the Board of Directors, professional fees and the Company's tax charges.

(f)
Cash and time deposits

        At November 30, 2002 and 2001, cash and time deposits principally included demand accounts.

(g)
Translation of foreign currencies

        The Company maintains its accounts in the currency in which the capital is expressed, i.e. in the United States Dollar, and the annual accounts are expressed in this base currency. Amounts in foreign currencies are translated into the base currency on the following basis:

  •
  Formation expenses, and the cost of acquisition of intangible, tangible and financial fixed assets denominated in a currency other than the base currency are translated at historical exchange rates;

  •
  All other assets denominated in a currency other than the base currency are valued individually at the lower of their countervalues translated into the base currency at their historical exchange rate or exchange rate prevailing at the balance sheet date;

  •
  All liabilities denominated in a currency other than the base currency are valued individually at the higher of their countervalues translated into the base currency at their historical exchange rate or exchange rate prevailing at the balance sheet date;

  •
  Revenues and expenses denominated in a currency other than the base currency are translated into the base currency at the exchange rates applicable on the day they are collected or disbursed.

Consequently only realized exchange gains and losses and unrealized exchange losses are reflected in the profit and loss account.

3. CAPITAL STOCK AND FOUNDER'S SHARES

        The Company's authorized share capital consists of:

  •
  120,000,000 Common shares, no par value, and

  •
  30,000,000 Founders's shares, no par value

        Under the Luxembourg Company Law, Founder's shares are not considered as representing capital of the Company.

        In addition to the authorized Common shares and Founder's shares of the Company set forth above, an additional 1,500,000 Class B shares, no par value, have been authorized for the sole purpose of the issuance of options granted under the Company's existing stock option plans, and may not be used for any other purpose. The rights, preferences and priorities of such Class B shares are set forth in the Articles of Incorporation. All such Class B shares convert to Common shares immediately upon issuance. Such authorized Class B shares and all of the rights relating thereto shall expire, without further action, on December 31, 2009.

        Except for matters where applicable law requires the approval of both classes of shares voting as separate classes, Common shares and Founder's shares vote as a single class on all matters submitted to a vote of the shareholders, with each share entitled to one vote.

        Under the Articles of Incorporation, holders of Common shares and Founder's shares participate in annual dividends, if any are declared by the Company, in the following order of priority: (i) $0.005 per share to Founder's shares and Common shares equally; and (ii) thereafter, all further amounts are payable to Common shares only. Furthermore, the Articles also set forth the priorities to be applied to each of the Common and Founder's shares in the event of a liquidation.

        During 1987, the Company adopted the 1987 Stock Option Plan (the "1987 Plan") under which 2,660,000 of SNSA's Common shares were reserved for future issuance. No further grants will be issued under the 1987 Plan. During 1997, the Company adopted the 1997 Stock Option Plan (the "1997 Plan") under which 5,180,000 of SNSA's Common shares, 5,180,000 of SNSA's Class B shares, or any combination thereof not exceeding 5,180,000 shares, were reserved for future issuance.

        Options granted under both Plans may be exercisable for periods of up to ten years at an exercise price not less than the fair market value per share at the date of the grant. Options vest 25% on the first anniversary of the grant date, with an additional 25% vesting on each subsequent anniversary.

        Pursuant to the Company's Stock Option Plans, the Company issued 6,475 and 41,425 shares of Common Stock during the fiscal years ended November 30, 2002 and 2001 and 25,163 and 32,988 shares of Class B Stock during the fiscal years ended November 30, 2002 and 2001. As at November 30, 2002, options outstanding represented 1,691,838 Common shares (2001—1,128,438) and 1,731,242 Class B shares (2001—1,798,093). In accordance with the provisions of the Company's Articles of Incorporation, 4,910 and 7,680,775 Founder's shares were issued to the existing holder of Founder's shares during the fiscal years ended November 30, 2002 and 2001, respectively. The total proceeds received upon exercise of these options was $344,000 and $920,000 in 2002 and 2001 of which $3,164 and $7,441, respectively, has been transferred to the Company's legal reserve for 2002 and 2001 (see Note 6).

        The Company's share reclassification was approved at an extraordinary general meeting of shareholders on March 6, 2001 and became effective on March 7, 2001. The objective of the reclassification was to create a simplified and more transparent share capital structure that gives all shareholders a vote on all matters, and results in only one class of publicly traded shares. The reclassification converted the Company's outstanding non-voting Class B shares to Common shares on a one-for-one basis. The existing class of Founder's shares remain outstanding and continue to constitute 20% of the issued voting shares (Common and Founder's shares) of the Company. The holders of the Founder's shares agreed to relinquish certain special voting rights formerly enjoyed by the Founder's shares including, for example, a separate class vote for merger transactions. The Founder's shares have only nominal economic rights and are not considered part of the share capital of the Company. The Common shares are listed in Norway on the Oslo Stock Exchange and trade as ADRs in the United States on NASDAQ.

        After shareholders' approval of the reclassification, SNSA had 54.9 million outstanding Common shares (which exclude 7.7 million Treasury Common shares). SNSA also had 13.7 million outstanding Founder's shares (which exclude 1.9 million Treasury Founder's shares). The share reclassification did not change the underlying economic interests of existing shareholders.

4. FINAL DIVIDENDS AND RETAINED EARNINGS

        The final dividend for fiscal year 2001 of $7,829,597 was approved by the shareholders as being paid out of retained earnings at the Annual General Meeting held on May 2, 2002. The resulting effects of this dividend and the advance dividend (see Note 5) on the Company's retained earnings are reflected in the following table:

Opening retained earnings at December 1, 2001	$(7,722,518)
Net income for the year ended November 30, 2001	15,750,000
Advance dividend at November 30, 2001	(7,894,467)
Final dividend for fiscal year 2001	(7,829,597)

Retained earnings at November 30, 2002	$(7,696,582)

        A final dividend of $0.125 per share has been recommended by the Directors for 2002. Since Founder's shares participated in the interim dividend paid in December 2002 there is no further entitlement of Founder's shares for dividends for the fiscal year 2002.

5. ADVANCE DIVIDEND

        In November 2002, the Board of Directors of the Company declared a dividend of $0.125 per Common share and $0.005 per Founder's share payable on December 18, 2002. The total amount of the dividend of $7,908,072 was classified as an advance dividend pending approval for payment from retained earnings at the Annual General Meeting to be held on May 8, 2003.

        In November 2001, the Board of Directors of the Company declared a dividend of $0.125 per Common share and $0.005 per Founder's share payable on December 19, 2001. The total amount of the dividend of $7,894,467 was classified as an advance dividend pending approval for payment from retained earnings. Approval was obtained at the Annual General Meeting, which was held on May 2, 2002.

6. LEGAL RESERVE

        Under Luxembourg law, the Company is required to allocate 5% of its annual net income to a legal reserve until that reserve amounts to 10% of the issued stated capital of the Company. Alternatively, this legal reserve requirement may be satisfied by a transfer from paid-in surplus. As of November 30, 2002 and 2001, the Company's legal reserve was fully satisfied. The Company has provided that, at each time additional Common shares are issued in the future, including those resulting from the exercise of stock options, an amount equal to 10% of the stated capital of such new Common shares will immediately be allocated to the legal reserve. This legal reserve is not available for dividend distribution.

7. RESTRICTIONS ON PAYMENT OF DIVIDENDS

        As set forth in the Articles of Incorporation, advance dividends can be declared, up to three times in any fiscal year (at the end of the second, third and fourth quarters) by the Board of Directors; however, they can only be paid after the prior year's financial statements have been approved by the Company's shareholders, and after a determination as to the adequacy of amounts available to pay such dividends has been made by its independent statutory auditors in Luxembourg. Final dividends are declared by the shareholders once per year at the Annual General Meeting; both advance and final dividends can be paid out of any earnings, retained or current, as well as paid-in-surplus, subject to shareholder approval. Luxembourg law also limits the payment of stock dividends to the extent sufficient surplus exists to provide for the related increase in stated capital.

        Under certain loan agreements, the Company may pay dividends limited to (1) 40% of consolidated net income, as defined, for the previous four fiscal quarters and (2) an amount of stipulated net cash flow.

8. TAXES

        The Company has elected to be taxed as a billionaire holding company and is subject to a variable tax rate, calculated annually with half-yearly advance payments, which is based on certain interest expense, dividends and certain compensation paid to non-residents during the period. The tax is calculated as follows:

        Where the total interest paid each year to bondholders and on other comparable securities amounts to or exceeds EUR 2,400,000:

  •
  3% on interests paid to bond and other security—holders;

  •
  1.8% on dividends, profit quotas and remuneration on the first EUR 1,200,000;

  •
  0.1% charge levied on any surplus dividends, profit quotas and remuneration.

        Where the total interest paid each year to bondholders and on other comparable securities is less than EUR 2,400,000:

  •
  3% on interests paid to bond and other security—holders;

  •
  3% on dividends, profit quotas and remuneration, but to a maximum amount corresponding to the difference between EUR 2,400,000 and the total interest paid to bondholders and on other comparable negotiable securities;

  •
  1.8% on any surplus dividends, profit quotas and remuneration up to EUR 1,200,000 distributed;

  •
  0.1% on surplus dividends, profit quotas and remuneration.

        Billionaire holding companies are subject to a minimum annual charge of EUR 48,000. Interest paid to creditors who do not hold bonds or similar negotiable securities are disregarded in calculating the tax base. The tax election made cannot be reversed; in other words, billionaire holding companies cannot elect different tax treatment from one year to the next.

        For the years ended November 30, 2002 and 2001 this tax amounted to $52,437 and $45,431, respectively, and is included in administrative and general expenses in the accompanying statements of profit and loss.

9. COMMITMENTS AND CONTINGENCIES

        The Company has guaranteed substantially all of the long-term debt obligations of its direct and indirect subsidiaries, which amounted to approximately $1,320 million at November 30, 2002.

        Subsidiaries of the Company have entered into contracts for the purchase and sale of foreign currencies under their foreign exchange lines with various banks. Any contracts entered into pursuant to these lines generally are guaranteed by the Company. Certain of the currency positions entered into by these subsidiaries effectively have been closed by entering into offsetting foreign exchange contracts. At November 30, 2002, the total market value of the currencies which these subsidiaries had contracted to purchase and sell pursuant to open foreign exchange contracts maturing through November 2004 was approximately $502.5 million and $26.3 million, respectively.

        As of November 30, 2002, the Company's subsidiaries and certain of its indirect subsidiaries had various credit lines, including committed lines, ranging through 2005 totaling approximately $1,075.2 million of which total lines of approximately $408.1 million were available for future use. Substantially all borrowings under these credit facilities are guaranteed by the Company. Several of the credit facilities contain various financial covenants, which, if not complied with, could limit the ability to draw funds from time to time.

10. LEGAL PROCEEDINGS

        In March 2003 a former customer of Stolt-Nielsen Transportation Group Ltd., JLM Industries, Inc. ("JLM"), filed a putative civil class action against the Company and several other parcel tanker companies in the U.S. District Court for the District of Connecticut. The suit alleges violations of the Sherman Antitrust Act and state antitrust and unfair trade practices acts. The Company has formally moved to seek dismissal of the action based on its agreement with JLM to arbitrate disputes. It is also possible that additional claimants might seek to bring similar claims. At this time, the Company cannot evaluate its potential financial exposure, if any, in connection with any such actions. The Company intends to vigorously defend itself against the JLM action and has not made any provision for any liability related to the JLM action or such unasserted possible claims in the financial statements.

        In March 2003 an individual claiming to have purchased Stolt-Nielsen S.A. American Depositary Receipts, Joel Menkes, filed a putative civil securities class action in the U.S. District Court for the District of Connecticut against the Company and certain officers. The complaint claims that the Company's failure to disclose such alleged collusive behavior, coupled with allegedly "false and misleading" statements, caused plaintiff to pay inflated prices for the Company's securities. The Company intends to vigorously defend itself against this lawsuit and has not made any provision for any liability related to the action in the financial statements.

Time Sensitive Materials

Depositary's Notice of
Shareholders' Meeting of
Stolt-Nielsen S.A.

ADSs:	American Depositary Shares, evidenced by American Depositary Receipts ("ADRs").

ADS CUSIP No.:	861565109.

ADS Record Date:	March 20, 2003.

Meeting Specifics:	Annual General Meeting—May 8, 2003 at 2:00 P.M. (local time) at the offices of Services Généraux de Gestion S.A., 23, avenue Monterey, L-2086 Luxembourg.

Meeting Agenda:	Please refer to the Company's Notice of Meeting enclosed herewith.

ADS Voting Instructions Deadline:	On or before 10:00 A.M. (New York City time) on April 30, 2003.

Deposited Securities:	Common shares, no par value, of Stolt-Nielsen S.A., a company incorporated with limited liability under the laws of Luxembourg (the "Company").

ADS Ratio:	1 Common share to 1 ADS.

Depositary:	Citibank, N.A.

Custodian of Deposited Securities:	Den norske Bank ASA, Oslo, Norway.

Deposit Agreement:	Amended and Restated Deposit Agreement, dated as of September 9, 2002, among the Company, the Depositary and all Holders and Beneficial Owners from time to time of ADRs, evidencing ADSs, issued thereunder.

To be counted, your Voting Instructions need to be received by the Depositary prior to 10:00 A.M. (New York City time) on April 30, 2003.

        The Company has announced that an Annual General Meeting of Shareholders (the "Meeting") will be held at the date, time and location identified above. A copy of the Notice of Meeting from the Company which includes the agenda for such Meeting is enclosed.*

        Holders of ADSs wishing to give voting instructions to the Depositary must sign, complete and return the enclosed Voting Instructions prior to the ADS Voting Instructions Deadline in the enclosed pre-addressed envelope.

        Upon timely receipt of signed and completed Voting Instructions from a Holder of ADSs, the Depositary shall endeavor insofar as practicable and permitted under applicable law and the provisions of the Deposited Securities to cause the Custodian to vote (or to cause to be voted by means of the appointment of a proxy or otherwise) the Deposited Securities in respect of which Voting Instructions have been received in accordance with the instructions contained therein.

        The information contained herein with respect to the Meeting has been provided by the Company. Citibank, N.A. is forwarding this information to you solely as depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy or completeness of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting. The rights and obligations of Holders and Beneficial Owners of ADSs, the Company and the Depositary are set forth in their entirety in the Deposit Agreement and are summarized in the ADRs. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.

        If you have any questions about the way in which Voting Instructions may be delivered to the Depositary, please contact Citibank, N.A.—Shareholder Services at 1-877-CITI-ADR (1-877-248-4237).

                      Citibank, N.A., as Depositary

* Pursuant to Section 4.9 of the Deposit Agreement, Holders of record of ADSs as of the close of business on the ADS Record Date will be entitled, subject to applicable provisions of the laws of Luxembourg and the Articles of Association of the Company, and the provisions of or governing the Deposited Property, to instruct the Depositary as to the exercise of the voting rights pertaining to the Deposited Property represented by such Holders' ADSs.

The Voting Instructions must be signed, completed and received at the indicated address prior to
10:00 A.M. (New York City time) on April 30, 2003 for action to be taken.

2003 VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARES
Stolt-Nielsen S.A (the "Company")
CUSIP No.:	861565109.
ADS Record Date:	March 20, 2003.
Meeting Specifics:	Annual General Meeting—May 8, 2003 at 2:00 P.M. (local time) at the offices of Services Généraux de Gestion S.A., 23, avenue Monterey, L-2086 Luxembourg.
Meeting Agenda:	Please refer to the Company's Notice of Meeting enclosed herewith.
Depositary:	Citibank, N.A.
Deposit Agreement:	Amended and Restated Deposit Agreement, dated as of September 9, 2002.
Deposited Securities:	Common shares no par value, of the Company.
Custodian:	Den norske Bank ASA, Oslo, Norway.

The undersigned holder, as of the ADS Record Date, of the American Depositary Receipt(s) issued under the Deposit Agreement and evidencing the American Depositary Shares identified on the reverse side hereof (such American Depositary Shares, the "ADSs"), acknowledges receipt of a copy of the Depositary's Notice of Shareholders' Meeting and hereby irrevocably authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting instructions contained therein.

DETACH HERE

☒	Please mark your vote as in this example	0000

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked below as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions "FOR" the unmarked issue.

	FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN
1	☐	☐	☐	6(a)	☐	N/A	☐	6(f)	☐	N/A	☐
2	☐	☐	☐	6(b)	☐	N/A	☐	6(g)	☐	N/A	☐
3	☐	☐	☐	6(c)	☐	N/A	☐	6(h)	☐	N/A	☐
4	☐	☐	☐	6(d)	☐	N/A	☐	7	☐	☐	☐
5	☐	☐	☐	6(e)	☐	N/A	☐
SIGNATURE(S)	Date
Please sign your name to the Voting Instructions exactly as printed above. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting instructions executed by a corporation should be in full corporate name by a duly authorized officer with full title as such.
DETACH HERE

1.	Approval of the Annual Meeting Date.
2.	Approval of Financial Statements.
3.	Determination of Dividends.
4.	Discharge of Directors and Statutory Auditors.
5.	Approval of Authorization of Share Repurchases.
6.	Election of Directors.
	(a)	Jacob Stolt-Nielsen
	(b)	Niels G. Stolt-Nielsen
	(c)	Kinichi Hirayama
	(d)	Erling C. Hjort
	(e)	Christer Olsson
	(f)	Jacob B. Stolt-Nielsen
	(g)	Christen Sveaas
	(h)	Christopher J. Wright
7.	Election of Auditors.

QuickLinks

SIGNATURES
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS ON MAY 8, 2003
BIOGRAPHIES OF NOMINEES FOR DIRECTOR
STOLT-NIELSEN S.A. BALANCE SHEETS AS OF NOVEMBER 30, 2002 and 2001 (Currency—U.S. Dollars)
STOLT-NIELSEN S.A. STATEMENTS OF PROFIT AND LOSS FOR THE YEARS ENDED NOVEMBER 30, 2002 and 2001 (Currency—U.S. Dollars)
STOLT-NIELSEN S.A. NOTES TO THE FINANCIAL STATEMENTS AS OF NOVEMBER 30, 2002 and 2001 (Currency—U.S. Dollars)